

January 6, 2011

Dan Furlong
Chief Executive Officer
AcroBoo, Inc.
3000 Bayport Drive, Suite 250
Tampa, Florida 33607

>   **Re: AcroBoo, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 22, 2010**
>   **File No. 333-170477**

Dear Mr. Furlong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We reissue comment one of our December 3, 2010 letter. Contrary to your response, it does not appear that you checked the Rule 415 box. Please revise.

2. We note your analysis in response to comment 14 of our December 3, 2010 letter regarding why you are not a blank check company. In an appropriate place in your registration statement, please state as much and also state, if true, that neither you, nor any of your shareholders, have any plans to be acquired or to merge with another company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction.

Prospectus Summary, page 3

3. We note that you added the second paragraph on page three in response to comment nine of our December 3, 2010 letter, but you continue to state in the first paragraph that your

summary highlights "selected information" as opposed to the "key aspects" of your offering. Please revise. Refer to Instruction to paragraph 503(a) of Regulation S-K.

About Us, page 6

4. Please expand your disclosure under "About Us" on page 6, and under "The Difference Between Jagged Peak and AcroBoo" on page 23, to specifically describe the principal products you will sell on-line and services you will provide. Please also clarify whether you will sell the products through one website, multiple websites or otherwise, and identify the applicable website(s). Refer to Item 101(h)(4) of Regulation S-K.

5. We note your revised statement on page 6 that "[t]he core of the AcroBoo Business model … is the buying and selling of products on-line…." Please revise your disclosure to clarify whether AcroBoo will both buy and sell products on-line, or only buy products for sale on-line.

Risk Factors, page 11

5. Our Sole Officer, Mr. Dan Furlong, Has No Prior Experience in Running a Fully Reporting Company, page 12

6. You state in the first paragraph of the above risk factor on page 12 that Mr. Furlong has no experience in operating a "fully reporting company." In light of Mr. Furlong having served as Jagged Peak's Chief Operating Officer for the past ten years, please advise us why you believe this risk factor is appropriate.

Management's Discussion and Analysis or Plan of Operation, page 20

7. We note your disclosure that you are a shell company but will start generating revenues of $5,000 to $10,000 per month. You disclose the amounts will represent revenues taken away from Jagged Peak, the Parent. However, we note that you launched your first on-line store in 2007 as indicated in your website. In this regard, it appears you should provide financial statements related to the on-line retail store operations for periods prior to your incorporation date of June 14, 2010 in accordance with Article 8 of Regulation S-X. Please explain. In addition, if you had on-line retail operations prior to June 14, 2010, explain to us why you reported no revenues in the financial statements for the period subsequent to that date.

Research and Development, page 25

8. Your discussion in the last paragraph on page 25 is not consistent with your business descriptions elsewhere in your filing. For example, in the last paragraph on page 25 you state that your success depends in part on your "ability to continue to enhance [your] existing software products…." This appears inconsistent with your business description on pages 6 and 23, and appears to contradict your statement under "Licenses" on page 25

that you expect to earn a small percentage of your revenues from software licensing fees. Please revise.

Directors, Executive Officers, Promoters and Control Persons, page 29

9. We reissue, in part, comment 17 of our December 3, 2010 letter. Please disclose Mr. Furlong's other current position(s). In this regard, we note your risk factor on page 12 which states that Mr. Furlong does not work exclusively for you nor does he devote all of his time to your operations.

Reasons for the Distribution, page 35

10. It appears that your Reasons for Distribution discussion includes contradictory disclosure. You state in the second paragraph on page 35 that AcroBoo will continue to be controlled by the persons who control Jagged Peak, but state later on the same page that in order to avoid conflicts of interest Jagged Peak and AcroBoo will have different management and different directors. We also note that Mr. Furlong appears to be serving in senior management roles at both companies. Please revise or advise. Please ensure that any revisions also address the second to last paragraph on page 34 in which you suggest that spinning off AcroBoo will resolve the "inordinate amount of time" your executives spend monitoring this business segment.

Financial Statements, page 49

11. Please amend your registration statement to include the independent auditors' report.

Undertakings, page II-3

12. We note that you have truncated your undertakings numbered (1)(iii) and (3), and your undertaking number (4) inaccurately references Rule 512(g)(2) of Regulation S-B. Please revise. Refer to Item 512 of Regulation S-K, and Release No. 33-8876 pursuant to which the scaled disclosure requirements from Regulation S-B were moved into Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Robert Babula, Staff Accountant, at (202) 551-3339, or in his absence, Andrew Mew, Accounting Branch Chief, at (202) 551-3377, with any questions regarding the financial statements or related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas C. Cook, Esq.
        Via Fax (702) 221-1963